Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 14 DATED DECEMBER 26, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend; and
•	Updates to Management Compensation.

Declaration of Dividend

On December 22, 2017, the Manager of the Company declared a daily distribution of $0.001643836 per share (the “January 2018 Daily Distribution Amount”) (which equates to approximately 6.0% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on January 31, 2018 (the “January 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2018 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

As a result of its declared dividend for the period commencing on October 1, 2017 and ending on December 31, 2017 (the "Q4 2017 Distribution Period"), the Company anticipates distributing, on or before January 21, 2018, approximately $1,742,000 to shareholders of record during the Q4 2017 Distribution Period.

Updates to Management Compensation

General Explanatory Statement

On December 26, 2017, the Company's Manager updated its expense reimbursement requirements.

Accordingly, the following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in the Manager's offering expense reimbursement structure.

MANAGEMENT COMPENSATION

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
Offering Stage

Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	Our organization and offering expenses as of December 31, 2016 were approximately $993,000 and we expect to incur $40,000 in expenses in connection with this offering.

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate (2)	The borrower pays up to 2.0% of the amount funded by our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not be entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager (3)	Quarterly asset management fee currently equal to an annualized rate of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Fee – Manager or Other Party (3)	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses of third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Disposition Fees	None.	—

(1)	Following the completion of the offering, we will reimburse our Manager for offering costs, which are expected to be approximately $40,000. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this and our prior offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of December 31, 2016, approximately $993,000 in organizational and offering costs have been incurred by and reimbursed to our Manager in connection with our prior offering.

(2)	The acquisition/origination fee paid to our Manager by borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan.

(3)	Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.